ANDERSON MŌRI & TOMOTSUNE

IZUMI GARDEN TOWER
6-1, ROPPONGI 1-CHOME, MINATO-KU
TOKYO 106-6036, JAPAN

TEL: (03) 6888-1000
http://www.andersonmoritomotsune.com

BEIJING OFFICE
BEIJING FORTUNE BUILDING, ROOM 809
NO. 5, DONG SAN HUAN BEI LU
CHAO YANG QU, BEIJING 100004
PEOPLE'S REPUBLIC OF CHINA
TEL: 86 (10) 6590-9060
FAX: 86 (10) 6590-9062

[redacted]

File No. 82-34835
March 4, 2008

Office of International Corporate Finance
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549
U.S.A.

SUPPL

NTT Urban Development Corporation - 12g3-2(b) Exemption

Ladies and Gentlemen:

In connection with the exemption of NTT Urban Development Corporation (the "Company") as a foreign private issuer pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934, we, on behalf of the Company, hereby furnish the Securities and Exchange Commission with the following information required by Rule 12g3-2(b):

Press release dated March 4, 2008 and entitled "Announcement of Change in Specified Subsidiary".

If you have any questions or requests for additional information, please do not hesitate to contact Akiko Kimura or Kagayaki Funakoshi of Anderson Mori & Tomotsune, Japanese counsels to the Company, with offices at Izumi Garden Tower, 6-1, Roppongi 1-chome, Minato-ku, Tokyo 106-6036, Japan (telephone +813-6888-1197, facsimile +813-6888-3197).

Very truly yours,

Kagayaki Funakoshi

Enclosure

3/11

(English Translation)

March 4, 2008

To whom it may concern:

NTT URBAN DEVELOPMENT
CORPORATION
Rep: Masaki Mitsumura
President and Chief Executive Officer
(Tokyo Stock Exchange (First Section)
Code No. 8933)
Attn.: Takahiro Okuda
Senior Director
Senior Executive Manager,
Finance Department
(Tel.: +813-6811-6424)

Announcement of Change in Specified Subsidiary

We hereby announce that the Company has resolved at the meeting of the Board of Directors held on March 4, 2008, to additionally acquire preferred equities of UDX TMK (*tokutei mokuteki kaisha*), as a result of which it will become a specified subsidiary of the Company.

1. Reason for Acquisition of Preferred Equities

The Company holds 50% of the preferred equities of UDX TMK (hereinafter referred to as the "TMK"). Taking into account the profitability of "Akihabara UDX" Building, which is owned by the TMK and the assets of which are managed by the Company, the Company will acquire preferred equities held by Kajima Corporation, a business partner of the Company, for the purpose of reinforcement of the Company's core business, the leasing business.

As a result, the TMK, which is currently an equity method affiliate, will become a consolidated subsidiary of the Company. Furthermore, the TMK will become a specified subsidiary as the amount of preferred capital stock and specified capital stock of the TMK will account for 10% or more of the Company's capital stock.

2. Outline of Subsidiary Subject to Change

(1)	Corporate Name:	UDX TMK
(2)	Representative:	Minoru Tanaka
(3)	Location:	4-22, Yaesu 1-chome, Chuo-ku, Tokyo, Japan
(4)	Date of Incorporation:	November 27, 2001

(5) Principal Business: Management and disposal, etc. of specified assets (Akihabara UDX) in accordance with asset liquidation plan pursuant to the Law on Securitization of Assets
(6) Fiscal Periods: June, September, December and March
(7) Number of Employees: Two officers (a director and an auditor)
(8) Amount of Preferred Capital Stock: 14,100 million yen
(9) Amount of Specified Capital Stock: 100 thousand yen
(10) Preferred Equity Holders and Holding Ratio:
The Company (50%) and Kajima Corporation (50%)
(11) Performance Trends in Recent Fiscal Periods

	As of and for three months ended June 30, 2007	As of and for three months ended September 30, 2007
Sales	2,548 million yen	2,575 million yen
Operating Income	1,433 million yen	1,388 million yen
Ordinary Income	1,052 million yen	1,011 million yen
Net Income	1,051 million yen	1,010 million yen
Total Assets	94,512 million yen	93,820 million yen
Net Assets	15,151 million yen	15,110 million yen
Dividend per Unit	3,729.23 yen	3,583.57 yen

(Note) Figures represent quarterly performance, each fiscal period being three months.

3. Transferor of Preferred Equities

(1) Corporate Name: Kajima Corporation
(2) Representative: Mitsuyoshi Nakamura
(3) Location of Head Office: 3-1, Motoakasaka 1-chome, Minato-ku, Tokyo, Japan
(4) Principal Business: Construction business, development business and design engineering business, etc.

4. Number of Units, Acquisition Cost and Holding Ratio Before and After Acquisition of Preferred Equities

(1) Number of Units Held Before Change:
141,000 units (Holding Ratio: 50%)
(Number of Voting Rights: 141,000)
(2) Number of Units to be Acquired:
28,200 units (Acquisition Cost: 16,440 million yen)
(Number of Voting Rights: 28,200)
(3) Number of Units Held After Change:
169,200 units (Holding Ratio: 60%)
(Number of Voting Rights: 169,200)

5. Outline of Akihabara UDX

(1) Location: 14-1, Sotokanda 4-chome, Chiyoda-ku, Tokyo, Japan
(2) Site Area: 11,547 square meters
(3) Size: 22 stories above ground and three stories underground

6. Schedule

March 4, 2008 Resolution of the Board of Directors
March 17, 2008 Delivery of preferred equities (scheduled)

7. Outlook

As an effect of this acquisition on the Group's financial condition and results of operations, assets, liabilities and net assets included in the consolidated balance sheet will increase as a result of the TMK, currently an equity method affiliate, becoming a consolidated subsidiary. Estimated effect on the consolidated balance sheet is as follows.

	As of March 31, 2007	After consolidation of TMK (estimate)	Change
Assets	581.84 billion yen	817.59 billion yen	235.74 billion yen
Liabilities	456.67 billion yen	650.71 billion yen	194.03 billion yen
Net Assets	125.16 billion yen	166.87 billion yen	41.71 billion yen

(Note 1) The above estimate is based on the figures as of March 31, 2007 of the Company and preliminary figures as of December 31, 2007 of the TMK.
(Note 2) Change in net assets is attributable to change in minority interests.

As the deemed acquisition date of the preferred equities is set for March 31, 2008, no changes have been made to the forecasts of consolidated and non-consolidated business results for the year ending March 31, 2008 as a result of this acquisition. Furthermore, there are no changes to the financial targets for the Fiscal Year 2010 (Operating Revenues, Operating Income, Ordinary Income and Operating Margin Ratio) set forth in the "Medium-Term Management Plan 2010" released on November 1, 2007.

END